900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE	Toronto Stock Exchange: VG
For Immediate Release: June 10, 2013	No: 23

VERIS GOLD REPORTS SUCCESSFUL UNDERGROUND
RESOURCE CONVERSION HOLES AT SSX MINE, NEVADA

Vancouver, BC – June 10, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide assay results from its ongoing 2013 underground diamond drill hole program at the SSX-Steer Mine, part of the Jerritt Canyon gold operation located in Nevada, USA. Jerritt Canyon is operated by Veris Gold USA, Inc., a wholly-owned subsidiary of Veris Gold Corp. (“Veris” or the “Company”). The majority of the reported assay results are from the West Mahala (accessed from Zone 1 of the SSX-Steer) area, portions of which are currently being mined.

Assay Highlights

  SSX-SR-231 intersected 32.94 meters assaying 6.41 g/t
  SSX-SR-232 intersected 35.99 meters assaying 4.97 g/t
  SSX-SR-234 intersected 26.23 meters assaying 5.45 g/t
  SSX-SR-237 intersected 23.18 meters assaying 8.74 g/t
  SSX-SR-241 intersected 39.65 meters assaying 5.25 g/t
  SSX-SR-245 intersected 47.27 meters assaying 4.49 g/t

Drill Program
To date the West Mahala (Zone 1) drill program at the SSX mine includes 17 completed diamond drill holes (SSX-SR-231 through SSX-SR-247) totaling 14,424 ft. (4,399 m). The drilling program commenced in early October, 2012 and this news release includes assay results received as of May 31, 2013.

To date this drill program has targeted an approximate 300m (E/W) by 125m (N/S) block of ground within which are dominantly Inferred Resources comprising the western extent of the West Mahala resource (mostly in SSX mining Zone 1 and some in Zone 9). Please refer to the schematic within this news release for further information. This drilling has been conducted from existing mine infrastructure and has been done in advance of a planned 330m long “drill drift” designed to provide a drill platform, and subsequent development access, to the eastern extent of the West Mahala (Zone 9) resource.

William Hofer, Chief Geologist for Jerritt Canyon, states, “Upon reviewing the current results with the limits of the existing West Mahala Inferred Resource boundaries, this drillingand subsequent remodeling will likelyconvert them to Indicated or Measured Resources at a rate of over 100percent. The block ofground covered by these drill results represents an area of the current West Mahala resource with the lowest densityof historic surface drill hole data. As such, wehold high expectations that subsequent conversion drilling of the remainder of the West Mahala Zone 1 resource will yield similar conversion rates. The recentexceptional drill hole assay results could likely add new resources when the area is remodeled in the near future.”

Todd Johnson, VP Exploration for Veris Gold, states, “These results reinforce the Company’s confidence in the existing West Mahala Zone 1 resource. Veris is committed to upgrade the large established Zone 9 West Mahala resource to reserve status using underground drilling and the recent start of the drill drift towards the area is the first important step. The future of underground mining at SSX will be at West Mahala.”

Assay results, from this drill program to date, are shown in Table 1 below.

Table 1. Significant 2012-2013 Drill Hole Assay Results from SSX Mine: West Mahala (Zone 1)

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SSX-SR-231	263.0 ft 80.21 m	371.0 ft 113.15 m	108.0 ft 32.94 m	0.187 opt 6.41 g/t
SSX-SR-231	562.0 ft 171.41 m	608.0 ft 185.44 m	46.0 ft 14.03 m	0.153 opt 5.25 g/t
SSX-SR-231	663.0 ft 202.21 m	774.0 ft 236.07 m	111.0 ft 33.85 m	0.126 opt 4.32 g/t
SSX-SR-232	248.0 ft 75.64 m	366.0 ft 111.63 m	118.0 ft 35.99 m	0.145 opt 4.97 g/t
SSX-SR-234	514.0 ft 156.77 m	600.0 ft 183.00 m	86.0 ft. 26.23 m	0.159 opt 5.45 g/t
SSX-SR-235	536.0 ft 163.48 m	566.0 ft 172.63 m	30.0 ft 9.15 m	0.306 opt 10.49 g/t
SSX-SR-237	125.0 ft 38.12 m	177.0 ft 53.98 m	52.0 ft 15.86 m	0.109 opt 3.74 g/t
SSX-SR-237	278.0 ft 84.79 m	354.0 ft 107.97 m	76.0 ft 23.18 m	0.255 opt 8.74 g/t
SSX-SR-237	408.0 ft 124.44 m	448.0 ft 136.64 m	40.0 ft 12.20 m	0.198 opt 6.79 g/t
SSX-SR-237	574.0 ft 175.07 m	614.0 ft 187.27 m	40.0 ft 12.20 m	0.168 opt 5.76 g/t
SSX-SR-238	285.0 ft 86.92 m	335.0 ft 102.17 m	50.0 ft 15.25 m	0.161 opt 5.52 g/t
SSX-SR-241	420.0 ft 128.10 m	550.0 ft 167.75 m	130.0 ft 39.65 m	0.153 opt 5.25 g/t
SSX-SR-242	515.0 ft 157.07 m	555.0 ft 169.27 m	40.0 ft 12.20 m	0.099 opt 3.40 g/t
SSX-SR-244A	375.0 ft 114.37 m	425.0 ft 129.62 m	50.0 ft 15.25 m	0.092 opt 3.16 g/t

SSX-SR-245	450.0 ft 137.25 m	685.0 ft 208.92 m	235.0 ft 71.67 m	0.116 opt 3.98 g/t
includes	485.0 ft 147.92 m	640.0 ft 195.20 m	155.0 ft 47.27 m	0.131 opt 4.49 g/t
SSX-SR-245	705.0 ft 215.02 m	750.0 ft 228.75 m	45.0 ft 13.72 m	0.136 opt 4.66 g/t
SSX-SR-247	610.0 ft 186.05 m	656.0 ft 200.08 m	46.0 ft 14.03 m	0.131 opt 4.49 g/t

Notes: No significant mineralization in drill holes: SSX-SR-233; SSX-SR-239; SSX-SR-240; and SSX-SR-246.

Cross section and plan view maps illustrating the recent drilling and significant assay results for West Mahala (Zone 1), reported in this news release, may be found within this news release and on the Company website at http://www.verisgold.com/i/pdf/SSX_WMahala_UGmaps.pdf.

A table summarizing all of the diamond drill hole assay results received to date, and reported in this news release, may be accessed on the Company website at http://www.verisgold.com/i/pdf/SSX_WMahala_UG_drill_assays.pdf.

Quality Control and QP
Assaying of all samples from the 2012-2013 underground drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling and remodeling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

This news release was completed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

R. Llee Chapman
President

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
E: jjobin@verisgold.com	E: nicole@verisgold.com	E: wolfgang.seybold@axino.de
W: verisgold.com	W: verisgold.com	W: axino.de